September 14, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (561)487-1632

Robert Nichols
Chief Financial Officer
Sun American Bancorp
1200 North Federal Highway, Suite 111A
Boca Raton, Florida 33432

      Re: Sun American Bancorp
              Form 10-K for Fiscal Year December 31, 2006
              Filed March 29, 2007
              File No. 001-32183

Dear Mr. Nichols:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Donald A. Walker
                    Senior Assistant Chief Accountant